Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 43 | | | |
| Collection Period (from... to) | 1-Jul-2026 | 31-Jul-2026 | | |
| Determination Date | 13-Aug-2026 | | | |
| Record Date | 14-Aug-2026 | | | |
| Distribution Date | 17-Aug-2026 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Jul-2026 | 17-Aug-2026 | Actual/360 Days | 33 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Jul-2026 | 15-Aug-2026 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 435,500,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 657,500,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 657,500,000.00 | 23,545,388.21 | 7,089,574.94 | 16,455,813.27 | 25.027853 | 0.010783 |
| Class A-4 Notes | 118,600,000.00 | 118,600,000.00 | 118,600,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,869,100,000.00** | **142,145,388.21** | **125,689,574.94** | **16,455,813.27** | | |

| | | | |
|---|---|---|---|
| Overcollateralization | 47,928,299.76 | 47,925,707.49 | 47,925,707.49 |
| Adjusted Pool Balance | 1,917,028,299.76 | 190,071,095.70 | 173,615,282.43 |
| Yield Supplement Overcollateralization Amount | 200,704,831.25 | 14,963,490.02 | 13,386,457.47 |
| **Pool Balance** | **2,117,733,131.01** | **205,034,585.72** | **187,001,739.90** |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 47,928,299.76 | 2.50% |
| Target Overcollateralization Amount | 47,925,707.49 | 2.50% |
| Current Overcollateralization Amount | 47,925,707.49 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 5.090000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 4.510000% | 88,491.42 | 0.134588 | 16,544,304.69 | 25.162441 |
| Class A-4 Notes | 4.310000% | 425,971.67 | 3.591667 | 425,971.67 | 3.591667 |
| **Total** | | **$514,463.09** | | **$16,970,276.36** | |

Amounts in USD

| **Available Funds** | |
|---|---|
| Principal Collections | 17,390,305.57 |
| Interest Collections | 937,428.04 |
| Net Liquidation Proceeds | 253,475.31 |
| Recoveries | 434,525.27 |
| Purchase Amounts | 27,839.19 |
| Advances made by the Servicer | 0.00 |
| Investment Earnings | 62,411.80 |
| **Available Collections** | **19,105,985.18** |
| Reserve Fund Draw Amount | 0.00 |
| **Available Funds** | **19,105,985.18** |

| **Distributions** | |
|---|---|
| (1) Total Servicing Fee | 170,862.15 |
| Nonrecoverable Advances to the Servicer | 0.00 |
| (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| (3) Interest Distributable Amount Class A Notes | 514,463.09 |
| (4) Priority Principal Distributable Amount | 0.00 |
| (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| (6) Regular Principal Distributable Amount | 16,455,813.27 |
| (7) Additional Servicing Fee and Transition Costs | 0.00 |
| (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| (9) Excess Collections to Certificateholders | 1,964,846.67 |
| **Total Distribution** | **19,105,985.18** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 170,862.15 | 170,862.15 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| Monthly Interest Distributable Amount | 514,463.09 | 514,463.09 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 88,491.42 | 88,491.42 | 0.00 |
| thereof on Class A-4 Notes | 425,971.67 | 425,971.67 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 514,463.09 | 514,463.09 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 16,455,813.27 | 16,455,813.27 | 0.00 |
| Aggregate Principal Distributable Amount | 16,455,813.27 | 16,455,813.27 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 4,792,570.75 |
| Reserve Fund Amount - Beginning Balance | 4,792,570.75 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 13,213.67 |
| minus Net Investment Earnings | 13,213.67 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 4,792,570.75 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 13,213.67 |
| Net Investment Earnings on the Collection Account | 49,198.13 |
| Investment Earnings for the Collection Period | 62,411.80 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| **Pool Data** | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 2,117,733,131.01 | 52,827 |
| Pool Balance beginning of Collection Period | 205,034,585.72 | 15,202 |
| Principal Collections | 12,153,115.43 | |
| Principal Collections attributable to Full Pay-offs | 5,237,190.14 | |
| Principal Purchase Amounts | 27,680.16 | |
| Principal Gross Losses | 614,860.09 | |
| Pool Balance end of Collection Period | 187,001,739.90 | 14,318 |
| Pool Factor | 8.83% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 4.85% | 5.60% |
| Weighted Average Number of Remaining Payments | 54.32 | 18.90 |
| Weighted Average Seasoning (months) | 13.16 | 53.17 |

Amounts in USD

## Delinquency Profile

| **Delinquency Profile (1)** | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 180,161,359.13 | 14,016 | 96.34% |
| 31-60 Days Delinquent | 4,805,212.75 | 220 | 2.57% |
| 61-90 Days Delinquent | 1,714,289.56 | 71 | 0.92% |
| 91-120 Days Delinquent | 320,878.46 | 11 | 0.17% |
| Total | 187,001,739.90 | 14,318 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 1.088% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | **Current** | | **Cumulative** | |
|---|---|---|---|---|
| **Losses (1)** | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 614,860.09 | 40 | 99,909,035.41 | 3,000 |
| Principal Net Liquidation Proceeds | 253,220.64 | | 33,928,380.32 | |
| Principal Recoveries | 413,145.43 | | 34,326,333.20 | |
| Principal Net Loss / (Gain) | (51,505.98) | | 31,654,321.89 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | (0.315%) |
| Prior Collection Period | (0.934%) |
| Second Prior Collection Period | (0.106%) |
| Third Prior Collection Period | (0.193%) |
| Four Month Average | (0.387%) |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 1.495% |
| **Average Net Loss / (Gain)** | 10,551.44 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.